Exhibit 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 28, 2008, relating to the consolidated financial statements and financial statement schedules of Cincinnati Financial Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of recent accounting standards), and the effectiveness of Cincinnati Financial Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Cincinnati Financial Corporation for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/Deloitte & Touche LLP
Cincinnati, Ohio
November 14, 2008